Ex99.78

(Formerly Routemaster Capital Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

Independent Auditor’s Report

To the Shareholders of DeFi Technologies Inc. (formerly Routemaster Capital Inc.)

Opinion

We have audited the consolidated financial statements of DeFi Technologies Inc. (formerly Routemaster Capital Inc.) and its subsidiary (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of cash flows and consolidated statements of changes in equity (deficiency) for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and 2019 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner of the audit resulting in this independent auditor’s report is Chris Milios.

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario

March 31, 2021

DeFi Technologies Inc.

(Formerly Routemaster Capital Inc.)

DeFi Technologies Inc.

(Formerly Routemaster Capital Inc.)

Consolidated Statements of Financial Position
(Expressed in Canadian dollars)
	Note	December 31,	December 31,
		2020 $	2019 $

Assets
Current
Cash	12	332,075	4,762
Public investments, at fair value through profit and loss	3,12	665,740	623,275
Prepaid expenses and deposits	4,12	141,386	8,422
Digital assets, at fair value through profit and loss	5	636,600	-
Total current assets		1,775,801	636,459

Private investments, at fair value through profit and loss	3,12	2,920,243	-
Investment in associate	6	2,600,000	-
Total assets		7,296,044	636,459

Liabilities
Accounts payable and accrued liabilities	7,12,14,15	992,248	1,802,024
Total liabilities		992,248	1,802,024

Equity (Deficiency)		-
Common shares	10(b)	23,357,691	18,820,850
Preferred shares	10(c)	4,321,350	4,321,350
Share-based payments reserves	11	1,190,995	359,408
(Deficit)		(22,566,240)	(24,667,173)
Total equity (deficiency)		6,303,796	(1,165,565)
Total liabilities and equity (deficiency)		7,296,044	636,459
Nature of operations and going concern	1
Commitments and contingencies	15
Subsequent events	18

Approved on behalf of the Directors:

“Tito Gandhi”	“Daniyal Baizak”
Director	Director

See accompanying notes to these consolidated financial statements

DEFI Technologies Inc.

(Formerly Routemaster Capital Inc.)

Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian dollars)
		Years ended December 31,
	Note	2020 $	2019 $

Revenues
Realized (loss) on investments, net		(197,863)	(708,793)
Unrealized gain (loss) on investments, net		151,087	(124,807)
Interest income		-	2,040
Total revenue		(46,776)	(831,560)

Expenses
Operating, general and administration	9,14	716,210	794,647
Transaction costs		1,592	3,739
Foreign exchange loss (gain)		17,816	(4,125)
Total expenses		735,618	794,261
(Loss) before other items		(782,394)	(1,625,821)

Other items
Gain on settlement of payable		-	118,483
Gain on sale of royalties	8	2,998,002	-
Excess purchase price over fair value of assets assumed (expensed)	17	(142,075)	-
Total other items		2,855,927	118,483

Net income (loss) and comprehensive income (loss) for the year		2,073,533	(1,507,338)

Income (loss) per share
Basic		0.04	(0.04)
Diluted		0.04	(0.04)

Weighted average number of shares outstanding:
Basic		55,836,068	41,513,631
Diluted		57,756,780	41,513,631

See accompanying notes to these consolidated financial statements

DEFI Technologies Inc.
(Formerly Routemaster Capital Inc.)
Statements of Cash Flows
(Expressed in Canadian dollars)
	Note	Years ended December 31,
		2020	2019
		$	$

Cash (used in) provided by operations:
Net income (loss) for the year		2,073,533	(1,507,338)
Adjustments to reconcile net income to cash (used in) operating activities:
Share-based payments	11	115,798	-
Gain on sale of royalties	8	(2,998,002)	-
Realized loss on investments, net		197,863	708,793
Unrealized (gain) loss on investments, net		(151,087)	124,807
Unrealized loss (gain) on foreign exchange		19,119	(4,146)
Transaction cost	17	142,075	-
Gain on settlement of payables		-	(118,483)
		(600,701)	(796,367)
Adjustment for:
Purchase of investments		(90,612)	-
Disposal of investments		79,130	458,383
Change in receivables		-	7,534
Change in prepaid expenses and deposits		(132,964)	4,403
Change in accounts payable and accrued liabilities		(809,499)	320,336
Net cash (used in) provided from operating activities		(1,554,646)	(5,711)

Investing activities
Purchase of digital assets	5	(640,300)	-
Acquisition of subsidiary	17	(208,912)	-
Cash received from acquisiton of subsidiary	17	66,837	-
Net cash (used in) investing of activities		(782,375)	-

Financing activities
Proceeds from issuance of units	10	2,600,000	-
Share and warrant issuance costs	10	(26,553)	-
Proceeds from exercise of warrants	10,11	84,583	-
Proceeds from exercise of options	10,11	22,000	-
Net cash provided by financing activities		2,680,030	-

Effect of exchange rate changes on cash		(15,696)	(630)

Change in cash		327,313	(6,341)
Cash, beginning of year		4,762	11,103
Cash, end of year		332,075	4,762
Supplemental information:
Investments received through sale of royalties		$2,998,002	$-
Shares issued for investment in associate		2,600,000	-
Proceeds payable for acquisiton of subsidiary		174,093	-

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.

(Formerly Routemaster Capital Inc.)

Consolidated Statements of Changes in Equity (Deficiency)

(Expressed in Canadian dollars)
	Number of Common	Common	Number of Preferred	Preferred	Share-based payments		Share-based Payments
	Shares	Shares	Shares	Shares	Options	Warrants	Reserve	(Deficit)	Total

Balance, December 31, 2019	41,513,693	$18,820,850	4,500,000	$4,321,350	$198,969	$160,439	$359,408	$(24,667,173)	$(1,165,565)
Private Placements	40,000,000	2,600,000	-	-	-	-	-	-	2,600,000
Warrants issued	-	(777,320)	-	-	-	777,320	777,320	-	-
Broker warrants issued	-	(1,548)	-	-	-	1,548	1,548	-	-
Share and warrant issue costs	-	(20,828)	-	-	-	(5,725)	(5,725)	-	(26,553)
Shares issued for investment in associate	20,000,000	2,600,000	-	-	-	-	-	-	2,600,000
Warrants exercised	1,691,668	84,583	-	-	-	-	-	-	84,583
Value of warrants exercised	-	18,994	-	-	-	(18,994)	(18,994)	-	-
Option exercised	200,000	22,000	-	-	-	-	-	-	22,000
Value of options exercised	-	10,960	-	-	(10,960)	-	(10,960)	-	-
Share-based payments	-	-	-	-	115,798	-	115,798	-	115,798
Options expired	-	-	-	-	(27,400)	-	(27,400)	27,400	-
Net income for the year	-	-	-	-	-	-	-	2,073,533	2,073,533
Balance, December 31, 2020	103,405,361	$23,357,691	4,500,000	$4,321,350	$276,407	$914,588	$1,190,995	$(22,566,240)	$6,303,796

Balance, December 31, 2018	41,513,693	$18,820,850	4,500,000	$4,321,350	$233,641	$240,539	$474,180	$(23,274,607)	$341,773
Expiration of options	-	-	-	-	(34,672)	-	(34,672)	34,672	-
Expiration of warrants	-	-	-	-	-	(80,100)	(80,100)	80,100	-
Net (loss) for the year	-	-	-	-	-	-	-	(1,507,338)	(1,507,338)
Balance, December 31, 2019	41,513,693	$18,820,850	$4,500,000	$4,321,350	$198,969	$160,439	$359,408	$(24,667,173)	$(1,165,565)

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (formerly Routemaster Capital Inc.) (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. On January 21, 2021, the Company uplisted its shares to NEO Exchange (“NEO”) under the symbol of “DEFI”. DeFi is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. The Company’s head office is located at 65 Queen Street West, 9th Floor, Toronto, Ontario, Canada, M5H 2M5.

These consolidated financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. In December 2020, the Company completed its transition to a decentralized finance company, resulting in the Company determining that it no longer meets the criteria for being an investment entity under IFRS 10, Consolidated Financial Statements (“IFRS 10”). As at December 31, 2020, the Company has working capital of $785,553 (December 31, 2019 - $(1,165,565)), including cash of $332,075 (December 31, 2019 - $4,762) and an accumulated deficit of $22,566,240 (December 31, 2019 - $24,667,173). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern. See Note 18.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

2.	Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies as set out below were consistently applied to all the periods presented unless otherwise noted. These consolidated financial statements of the Company were approved for issue by the Board of Directors on March 31, 2021.

(b)	Basis of preparation

The Company’s functional and presentation currency is the Canadian dollar (“$”). Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains and losses are included in operations.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(c)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These consolidated financial statements of fiscal 2020 comprise the financial statements of the Company and its wholly owned subsidiary Electrum Streaming Inc. All material intercompany transactions and balances between the Company and its subsidiary have been eliminated on consolidation. Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

(d)	Significant accounting judgements, estimates and assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value. Refer to Notes 3 and 12 for further details.

(ii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 12 for further details.

(iii)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk- free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions

(iv)	Transition to a decentralized finance company

In December 2020, the Company completed its transition to a decentralized finance company, resulting in the Company determining that it no longer meets the criteria for being an investment entity (“Investment Entity accounting”) under IFRS 10, Consolidated Financial Statements (“IFRS 10”). The exact timing of the transition from an investment entity to a decentralized finance company is highly judgemental and the Company concluded that this transition occurred in December 2020. As a result, effective December 10, 2020 (the “Transition Date”), the Company was required to apply acquisition method of accounting as per IFRS 3, Business Combinations (“IFRS 3”), to all subsidiaries that were previously measured at fair value through the profit and loss (“FVTPL”).

As at Transition Date, the Company did not have any controlled subsidiaries that required consolidation.

As at Transition Date, the Company’s investment in DeFi Holdings Inc. was subject to significant influence and accounted for using equity accounting for associates under IAS 28, Investments in Associates and Joint Ventures (“IAS 28”) (see Note 6).

The Company’s remaining investments continue to be accounted for as portfolio investments measured at FVTPL in accordance with IFRS 9, Financial Instruments (“IFRS 9”).

These financial reporting changes are material to the Company and have been applied on a prospective basis in accordance with the relevant guidance of IFRS 10 and, as such, the activity prior to the Transition Date reflects Investment Entity Accounting.

(v)	Contingencies (See Note 15 for details)

(vi)	Digital Assets

The Company’s holdings of digital assets are comprised entirely of USD Coin (“USDC”) stablecoins. 1 USDC can be exchanged for one United States Dollar at any time and as a result management has looked to the value of a United States Dollar in order to determine the value of these stablecoins as at the reporting date. See Note 5.

(vii)	Determination of significant influence of investment in associates

As at December 31, 2020, the Company has classified its investment in DeFi Holdings Inc. as an investment in associate based on management’s judgement that consider its ownership of 49% of the outstanding shares of DeFi Holdings Inc. as an investment where the Company has significant influence.

(e)	Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash, public investments, private investments, accounts payable and accrued liabilities.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(i)	Investments

Purchases and sales of investments where the Company cannot exert control or significant influence are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit (loss).

At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements.

Transaction costs are expensed as incurred in the statements of loss. The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in the statements of loss. The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith (see Note 12, “Financial instruments”). The three levels are defined as follows:

Level 1 – investment with quoted market price;

Level 2 – investment which valuation technique is based on observable market inputs; and

Level 3 – investment which valuation technique is based on non-observable market inputs.

Publicly traded investments:

1. Securities, including shares, options, and warrants which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted closing prices at the statement of financial position date or the closing price on the last day the security traded if there were no trades at the statement of financial position date. These are included in Level 1 as disclosed in Note 12.

2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. Shares that are received as part of a private placement that are subject to a standard four-month hold period are not discounted. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee corporation, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments. These are included in Level 2 in Note 12.

3. Warrants or options of publicly traded securities which do not have a quoted price are carried at an estimated fair value calculated using the Black-Scholes option pricing model if sufficient and reliable observable market inputs are available. If no such market inputs are available or reliable, the warrants and options are valued at intrinsic value. These are included in Level 2 as disclosed in Note 12.

4. Securities which are traded on a recognized securities exchange but which do not have an active market are recorded at the most recent transaction price. These are included in Level 3 in Note 12.

The amounts at which the Company’s publicly traded investments could be disposed of may differ from carrying values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. Such differences could be material.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(i)	Investments (continued)

Privately held investments:

1. Securities in privately held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in Note 12. Options and warrants of private companies are carried at their intrinsic value.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

2. An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as a significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which, for example, reduce the corporate tax burden, permit mining where, or to an extent that, it was not previously allowed, or reduce or eliminate the need for permitting or approvals;
●	receipt by the investee company of environmental, mining, aboriginal or similar approvals, which allow the investee company to proceed with its project(s);
●	filing by the investee company of a National Instrument 43-101 technical report in respect of a previously non- compliant resource;

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(i)	Investments (continued)

Privately held investments: (continued)

●	release by the investee company of positive exploration results, which either proves or expands their resource prospects; and
●	important positive management changes by the investee company that the Company’s management believes will have a very positive impact on the investee company’s ability to achieve its objectives and build value for shareholders.

3. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which increases the tax burden on companies, which prohibit mining where it was previously allowed, which increases the need for permitting or approvals, etc.;
●	denial of the investee company’s application for environmental, mining, aboriginal or similar approvals which prohibit the investee company from proceeding with its projects;
●	the investee company releases negative exploration results;
●	changes to the management of the investee company take place which the Company believes will have a negative impact on the investee company’s ability to achieve its objectives and build value for shareholders;
●	the investee company is placed into receivership or bankruptcy; and
●	based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

(ii)	Financial assets other than investments at fair value and liabilities

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either fair value through profit or loss (“FVPL”) or fair value through other comprehensive income (“FVOCI”), and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. Other accounts receivable held for collection of contractual cash flows are measured at amortized cost.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(ii)	Financial assets other than investments at fair value and liabilities (continued)

Financial assets (continued)

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in other income or expense in the statements of earnings (loss). The Company’s investments are classified as financial assets at FVPL.

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the statements of earnings (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable and accrued liabilities, which are measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(ii)	Financial assets and liabilities (continued)

Financial liabilities (continued)

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statements of earnings (loss).

(f)	Cash

Cash is comprised of cash on hand and deposits that generally mature within 90 days from the date of acquisition. Deposits are held in Canadian chartered banks or in a financial institution controlled by a Canadian chartered bank.

(g)	Revenue recognition

Revenue is recognised only when it is probable that the economic benefits associated with the transaction will flow to the entity. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectible amount, or the amount in respect of which recovery has ceased to be probable, is recognised as an expense, rather than as an adjustment of the amount of revenue originally recognised.

Realized gains and losses on the disposal of investments and unrealized gains and losses in the value of investments are reflected in the statement of loss on a trade date basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition. All transaction costs are expensed as incurred.

(h)	Income (loss) per share

Basic income (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of the Company’s common shares outstanding during the period. Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted-average number of common shares outstanding if dilutive common shares had been issued during the period. The calculation of diluted income (loss) per share assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price for the period. Diluted income per share for the year ended December 31, 2020 does not include the effect of 5,465,000 stock options and 23,846,153 warrants as they are anti-diluted. For the year ended December 31, 2019, all stock options and warrants were anti-dilutive and excluded from the calculation of dilutive loss per share.

(i)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(i)	Income taxes (continued)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period in which options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. For options that expire unexercised, the recorded value is transferred to deficit.

(k)	Royalty interests on mineral properties

The Company held royalty interests in exploration stage mineral properties. Royalty interests are recorded at cost and capitalized as tangible assets with finite lives. The carrying value of royalty interests are depleted using the unit-of- production method over the life of the property to which the royalty interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties. Royalty interest on exploration stage mineral properties, where there are no estimated reserves, are not amortized.

The Company evaluates its royalty interests on mineral properties for impairment whenever events or changes in circumstances, which may include significant changes in commodity prices and publicly available information from operators of the assets, indicate that the related carrying value of the royalty interests may not be recoverable. The recoverability of royalty interests is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its recoverable amount, which is the higher of fair value less costs to sell or value in use, which is generally calculated using estimated discounted future cash flows.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the statement of income (loss) to the extent that the carrying amount of the financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. Estimates of gold prices, operator’s estimates of proven and probable reserves related to the royalty properties, and the operator’s production profile are subject to certain risks and uncertainties which may affect the recoverability of the Company’s investment in these royalty interests in mineral properties. Although the Company has made its best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows expected to be generated from these royalty interests.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(l)	Investment in Associate

Associates are entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments over which the Company has the ability to significantly influence are initially recorded at cost. When the initial recognition of the investment in the associate occurs as a result of a loss of control of a former subsidiary, the fair value of the retained interest in the former subsidiary on the date of the loss of control is deemed to be the cost on initial recognition. Investment income (loss) is calculated using the equity method. The Company’s share of the associate’s profit or loss is recognised in the consolidated statements of operations and its share of movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount in the consolidated statements of operations. Profits and losses resulting from upstream and downstream transactions between the Company and its associate are recognised in the Company’s financial statements only to the extent of unrelated investors’ interests in the associate. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. Dilution gains and losses arising in investments in associates are recognised in the consolidated statements of operations. The investment account of the investor reflects: i) the cost of the investment in the investee; ii) the investment income or loss (including the investor’s proportionate share of discontinued operations) relating to the investee subsequent to the date when the use of the equity method first became appropriate; and iii) the investor’s proportion of dividends paid by the investee subsequent to the date when the use of the equity method first became appropriate.

(m)	Digital assets

At present, there is limited guidance in IFRS on the recognition and measurement of digital assets. The Company’s digital assets consist entirely of USD Coins (“USDC”). 1 USDC is exchangeable into 1 United States Dollar at any time. Digital assets are measured at FVPL with fair value estimated based on the value of United States Dollars. Management considers this fair value to be level 2 under the fair value hierarchy. There are inherent and higher risks to digital assets including the risk associated with traditional securities, which include significant price volatility, the loss of the digital assets, fraud and high transaction fees.

(n)	New and future accounting changes

During the year ended December 31, 2020, the Company adopted amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimated and Errors. The adoption of these new amendments did not have any material impact on the Company’s consolidated financial statements.

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on January 1, 2021 or later. Updates that are not applicable or are not consequential to the Company have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the financial statements.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(n)	New and future accounting changes (continued)

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

3.	Investments, at fair value through profit and loss

At December 31, 2020, the Company’s investment portfolio consisted of three publicly traded investments and three private investments for a total estimated fair value of $3,585,983 (December 31, 2019 – four publicly traded investment and zero private investments at a total estimated fair value of $623,275)

Public Investments

At December 31, 2020, the Company’s three publicly traded investments had a total fair value of $665,740.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Medivolve Inc.*	(i)	55,000 common shares	$6,600	$22,000	3.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	545,490	81.9%
Silo Wellness Inc.**	(i)	982,500 common shares	49,125	98,250	14.8%
Total public investments			$2,717,977	$665,740	100.0%
*	formerly QuestCap Inc.
*	formerly Yukoterre Resources Inc.
(i)	Investments in related party entities - see Note 14
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss (continued)

At December 31, 2019, the Company’s four publicly traded investments had a total fair value of $623,275.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
ARHT Media Inc.	(i)	125,000 warrants expire Feb 1, 2020	$14,318	$-	0.0%
Fura Gems Inc.	(i)	780,000 common shares	253,400	128,700	20.6%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	404,575	65.0%
Yukoterre Resources Inc.	(i)	1,000,000 common shares	50,000	90,000	14.4%
Total public investments			$2,929,970	$623,275	100.0%
(i)	Investments in related party entities - see Note 14
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

Private Investments

At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,998,668	$1,929,853	66.1%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	964,926	33.0%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,464	0.9%
Total private investments			$3,023,614	$2,920,243	100.0%
(i)	Investments in related party entities - see Note 14

At December 31, 2019, the Company had no private investments.

4.	Prepaid expenses and deposits

	31-Dec-20	31-Dec-19
Prepaid insurance	$13,326	$8,422
Prepaid investment	128,060	-
	$141,386	$8,422

5.	Digital Assets

Digital assets consist of USDC stablecoins. USDC stablecoin is issued by regulated financial institutions, backed by fully reserved assets, redeemable on a 1:1 basis for US dollars. The Company held $636,600 (US$499,980) USDC as at December 31, 2020.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

6.	Investment in associate

On December 10, 2020, the Company closed the acquisition of 49% of DeFi Holdings Inc. (“DeFi Holdings”). Pursuant to the transaction, the Company issued a total of 20,000,000 common shares of the Company to the shareholders of DeFi Holding in proportion to their pro rata shareholdings of DeFi Holdings, in exchange for a 49% interest in DeFi Holdings. The 20,000,000 common shares are fair valued at a price of $0.13 per share, based on the trading price of the common shares issued, for a total value of $2,600,000. The Company assessed that it holds significant influence over DeFi Holdings and as such has accounted for this investment using equity accounting. Subsequent to December 31, 2020, the Company acquired the remaining 51% of Defi Holdings.

During the year ended December 31, 2020, the Company did not record any equity loss during the period. No dividends or cash distributions were received by the Company from the associate during the period.

7.	Accounts payable and accrued liabilities

	31-Dec-20	31-Dec-19
Corporate payables	$886,923	$1,131,098
Related party payable (Note 14)	105,325	670,926
	$992,248	$1,802,024

8.	Royalties

On September 11, 2020, the Company entered into a royalty purchase agreement with 2776234 Ontario Inc. to sell the 1.0% net smelter returns royalty granted by Potasio Y Litio de Argentina S.A. with respect to the Sal de los Angeles lithium project (the “Lithium NSR Royalty”) and the 2.0% net smelter returns royalty granted by QMX Gold Corporation with respect to its Quebec mineral properties (the “QC NSR Royalty” and, together with the Lithium NSR Royalty, the “Royalties”). As consideration for the Royalties, the Company received 404,200 common shares of Brazil Potash Corp. at a price per share of US$3.75 and 1,010,500 common shares of Flora Growth Corp. at a price per share of US$0.75 per share. Both Brazil Potash Corp. and Flora Growth Corp. are private companies and so the fair value of the share consideration received was estimated based on the most recently completed share transaction for each company. See Note 12 for additional information. The Company recognized a gain on the sale of royalties of $2,998,002.

9.	Expense by nature

	Years ended December 31,
	2020	2019
Management and consulting fees	$442,490	$578,017
Share-based payments	115,798	-
Trade show recoveries	(57,294)	-
Travel and promotion	19,972	69,319
Office and rent	92,371	77,891
Accounting and legal	84,600	51,272
Regulatory and transfer agent	18,273	18,148
	$716,210	$794,647

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

10.	Share Capital

a)	As at December 31, 2020, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;
II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non- retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2018 to 2019	41,513,693	$18,820,850
Private placement financings	40,000,000	2,600,000
Warrants issued	-	(777,320)
Share issuance costs allocated to shares	-	(20,828)
Broker warrants issued	-	(1,548)
Acqusition of Defi Holdings (Note 6)	20,000,000	2,600,000
Warrants exercised	1,691,668	84,583
Grant date fair value on warrants exercised	-	18,994
Options exercised	200,000	22,000
Grant date fair value on options exercised	-	10,960
Balance, December 31, 2020	103,405,361	$23,357,691

(b)	Issued and outstanding shares (continued)

On June 26, 2020, the Company closed a non-brokered private placement financing and issued 20,000,000 units for gross proceeds of $600,000. Each unit consists of one common share of the Company and one- half common share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.05 for a period of 24 months from issuance. In connection with the closing of the offering, the Company has paid finder’s fees of $3,150 in cash and 105,000 finder’s warrants to certain finders. Each finder warrant will entitle the holder thereof to purchase one common share at a price of $0.05 for a period of 24 months from the date of the closing of the offering. The issue date fair value of the warrants and broker warrants was estimated at $109,953 and $1,548 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 118.1%; risk-free interest rate of 0.29% and an expected life of 2 years. The Company also paid additional share and warrant issue costs of $4,238.

Of the total subscriptions, 7,771,940 units were acquired by officers and directors or companies controlled by them.

On November 16, 2020, the Company closed a non-brokered private placement financing of units for gross proceeds of $2,000,000. Pursuant to the closing of the offering, the Company issued 20,000,000 units. Each unit consists of one common share of the Company and one common share purchase warrant, entitles the holder to acquire one additional common share of the Company at an exercise price of $0.25 for a period of 24 months from issuance. If at any time after four months and one day from the closing date the common shares of the Company trade at $0.20 per common share or higher (on a volume weighted adjusted basis) for a period of 10 consecutive days, the Company will have the right to accelerate the expiry date of the warrants to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right. The issue date fair value of the warrants was estimated at $667,367 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 151%; risk-free interest rate of 0.27% and an expected life of 2 years. The Company also paid share and warrant issue costs of $12,451. Of the total subscriptions, 4,000,000 units were acquired by 2227929 Ontario Inc.

On December 10, 2020, the Company issued 20,000,000 shares at an estimated fair value of $0.13 per share for acquiring 49% of Defi Holdings Inc. The Company paid issuance costs of $6,715. See Note 5 for details.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

10.	Share Capital (continued)

c)	Issued and outstanding preferred shares

	Number of Preferred Shares	Amount
Balance, December 31, 2018 to 2020	4,500,000	$4,321,350

Subject to the discretion of the board of directors, holders of preferred shares are entitled to receive a 9% cumulative, preferential cash dividend, payable annually on the last day of January following the relevant completed fiscal year, ending December 31. The Company has not declared any dividends to December 31, 2020.

11.	Share-based payments reserves

	Options			Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2018	2,225,000	$0.18	$233,641	4,446,153	$0.19	$240,539	$474,180
Expired	(160,000)	0.35	(34,672)	(600,000)	0.10	(80,100)	(114,772)
December 31, 2019	2,065,000	$0.21	$198,969	3,846,153	$0.20	$160,439	$359,408
Granted and vested	4,100,000	0.22	115,798	30,105,000	0.18	778,868	894,666
Exercised	(200,000)	0.11	(10,960)	(1,691,668)	0.05	(18,994)	(29,954)
Expired	(500,000)	0.11	(27,400)	-	-	-	(27,400)
Warrant issued costs	-	-	-	-	-	(5,725)	(5,725)
December 31, 2020	5,465,000	$0.21	$276,407	32,259,485	$0.19	$914,588	$1,190,995

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The Company recorded $115,798 (2019 - $nil) of share-based payments during the year ended December 31, 2020.

The following share-based payment arrangements were in existence at December 31, 2020:

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

11.	Share-based payments reserves (continued)

Stock Option (continued)

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
835,000	835,000	29-Sep-16	29-Sep-21	$0.11	$45,758	$0.11	59%	5	0%	0.57%
530,000	530,000	18-Dec-17	18-Dec-22	$0.35	$114,851	$0.35	76%	5	0%	1.70%
1,600,000	-	16-Nov-20	16-Nov-25	$0.09	$126,720	$0.09	139%	5	0%	0.46%
750,000	-	18-Nov-20	18-Nov-25	$0.18	$115,950	$0.18	141%	5	0%	0.44%
1,750,000	-	21-Dec-20	21-Dec-25	$0.35	$656,250	$0.35	145%	5	0%	0.44%
5,465,000	1,365,000				$1,059,529

The weighted average remaining contractual life of the options exercisable at December 31, 2020 was 4.0 years December 31, 2019 – 2.06 years).

On November 16, 2020, the Company granted 1,600,000 stock options to certain officers and consultants of the Company pursuant to the Company’s stock option plan. The options vest in four equal installments every three months such that all options shall fully vets on the date that is 12 months from the date of grant at a price of $0.09 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $126,720 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 138.7%; risk- free interest rate of 0.46%; and an expected average life of 5 years. Of the total options grant, 300,000 was granted to officers of the Company.

On November 18, 2020, the Company granted a total of 750,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan. The options shall vest in four equal instalments every one and a half month such that all options shall fully vest on the date that is six months from the date of grant and may be exercised at a price of $0.18 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $115,950 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 140.5%; risk-free interest rate of 0.44%; and an expected average life of 5 years.

On December 21, 2020, the Company granted a total of 1,750,000 stock options to certain consultants of the Company pursuant to the Company’s stock option plan. Of the total grant, 250,000 options vest in four equal installments every three months such that all options shall fully vests on the date that is 12 months from the date of grant at a price of $0.35 per option for a period of five years from the date of grant. 1,500,000 options vest in eight equal installments every three months such that all options shall fully vests on the date that is 24 months from the date of grant at a price of $0.35 per option for a period of five years from the date of grant These options have an estimated grant date fair value of $656,250 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 144.5%; risk-free interest rate of 0.44%; and an expected average life of 5 years.

Warrants

As at December 31, 2020, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,846,153	12-Jun-17	12-Jun-22	$0.20	$161,789	$0.12	79.9%	5	0%	1.04%
Warrants	8,413,332	26-Jun-20	26-Jun-22	$0.05	$92,507	$0.03	118.1%	2	0%	0.29%
Warrants	20,000,000	16-Nov-20	26-Nov-22	$0.25	667,367	$0.09	151.0%	2	0%	0.27%
Warrant issue costs					$(7,075)
	32,259,485			$0.19	$914,588

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments

Financial assets and financial liabilities as at December 31, 2020 and 2019 are as follows:

	Loans, receivables and (other financial liabilities)	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2020
Cash	$332,075	$-	$332,075
Public investments	-	665,740	665,740
Private investments	-	2,920,243	2,920,243
Digital assets		636,600	636,600
Accounts payable and accrued liabilities	(992,248)	-	(992,248)
December 31, 2019
Cash	$4,762	$-	$4,762
Public investments	-	623,275	623,275
Accounts payable and accrued liabilities	(1,802,024)	-	(1,802,024)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As at December 31, 2020, the Company had current assets of $1,775,801 (December 31, 2019 - $636,459) to settle current liabilities of $992,248 (December 31, 2019 - $1,802,024).

The following table shows the Company’s source of liquidity by assets as at December 31, 2020 and 2019.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

Liquidity risk (continued)

December 31, 2020

	Total	Less than 1 year	1-3 years
Cash	$332,075	$332,075	$-
Public investments	665,740	665,740	-
Prepaid expenses	141,386	141,386	-
Digital assets	636,600	636,600	-
Private investments	2,920,243	-	2,920,243
Total assets - December 31, 2020	$4,696,044	$1,775,801	$2,920,243

December 31, 2019

	Total	Less than 1 year
Cash	$4,762	$4,762
Public investments	623,275	623,275
Prepaid expenses	8,422	8,422
Total assets - December 31, 2019	$636,459	$636,459

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the resource sector. At December 31, 2020, one investment made up approximately 26% (December 31, 2019 – one investment of 64%) of the total assets of the Company.

For the year ended December 31, 2020, a 10% decrease in the closing price of this concentrated position would result in an estimated increase in net loss of $0.19 million, or $0.003 per share.

For the year ended December 31, 2020, a 10% decrease (increase) in the closing prices of its portfolio investments would result in an estimated increase (decrease) in net loss of $0.36 million, or $0.006 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at December 31, 2020, a 1% change in interest rates could result in $3,320 change in net loss.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (Continued)

Market risk (continued)

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar and British Pound. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at December 31, 2020 and 2019, the Company had the following financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

December 31, 2020

	United States Dollars	British Pound
Cash	$67,475	$-
Private investments	2,920,243
Prepaid investment	128,060
Digital assets	636,600
Accounts payable and accrued liabilities	(3,437)	(76,872)
Net assets (liabilities)	$3,748,941	$(76,872)

December 31, 2019

	United States Dollars	British Pound
Cash	$129	$-
Accounts payable and accrued liabilities	(58,446)	(75,957)
Net assets (liabilities)	$(58,317)	$(75,957)

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of December 31, 2020 would result in an estimated increase (decrease) of approximately ($367,200) (December 31, 2019 - $(13,400)).

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.
ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2.
iii.	Digital assets are carried at the amount of US dollars they can be converted into.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at December 31, 2020 and 2019.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique - observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$567,490	$-	$98,250	$665,740
Privately traded invesments	-	-	2,920,243	2,920,243
Digital asset	-	636,600	-	636,600
December 31, 2020	$567,490	$636,600	$3,018,493	$4,222,583
Publicly traded investments	$623,275	$-	$-	$623,275
December 31, 2019	$623,275	$-	$-	$623,275

Level 2 Hierarchy

During the year ended December 31, 2020, the Company purchased US$499,860 ($636,600) of USDC. See Note 5.

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the year ended December 31, 2020 and year ended December 31, 2019. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

	December 31,	December 31,
Investments, fair value for the period ended	2020	2019
Balance, beginning of year	$-	$50,000
Purchases	3,121,864	-
Transferred to Level 1	-	(50,000)
Realized and unrealized gain/(loss) net	(103,371)	-
Balance, end of year	$3,018,493	$-

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

Fair value of financial instruments (continued)

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at December 31, 2020.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)

Brazil Potash Corp.	$1,929,853	Recent financing	Marketability of shares	0% discount
Flora Growth Corp.	$964,926	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	$25,464	Recent financing	Marketability of shares	0% discount
Silo Wellness Inc,	$98,250	Recent transaction price	Marketability of shares	0% discount
	$2,920,243

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non arms length party of the Company (see Note 8 for details). As at December 31, 2020, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $192,985 change in the carrying amount.

Flora Growth Corp. (“FGC”)

On September 11, 2020, the Company received 1,010,500 common shares of FGC as consideration of selling the Company’s Royalties to a non arms length party of the Company (see Note 8 for details). As at December 31, 2020, the valuation of FGC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of FGC will result in a corresponding +/- $96,493 change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. As at December 31, 2020, the valuation of STL was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of STL will result in a corresponding +/- $2,546 change in the carrying amount.

Silo Wellness Inc. (“SILO”)

In 2019, the Company invested $49,125 and acquired 982,500 common shares. As at December 31, 2020, the valuation of SILO was based on the closing shares price on the CSE. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of STL will result in a corresponding +/- $9,825 change in the carrying amount.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

13.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the year ended December 31, 2020.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

14.	Related party disclosures

a)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of December 31, 2020 and December 31, 2019.

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	$1,929,853	54.2%
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	964,926	27.1%
Medivolve Inc.**	Former director (Stan Bharti), director (Daniyal Baizak), and common shareholders	22,000	0.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti, William Steers) and officer (Ryan Ptolemy)	545,490	15.3%
Silo Wellness Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi, Ryan Ptolemy) and common shareholders	98,250	2.8%
Total investment - December 31, 2020		$3,560,519	100.0%
*	Private companies
**	Formerly QuestCap Inc.
***	Formerly Yukoterre Resources Inc.

Investment	Nature of relationship	Estimated Fair value	% of FV
ARHT Media Inc.	Director (William Steers), and common shareholders / warrant holders	$-	0.0%
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders / warrant holders	128,700	20.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders / warrant holders	404,575	65.0%
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi) and common shareholders	90,000	14.4%
Total investment - December 31, 2019		$623,275	100.0%

The Company has a diversified base of investors. To the Company’s knowledge, Forbes & Manhattan, Inc. (“Forbes”) holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at December 31, 2020,

b)	During the years ended December 31, 2020 and 2019, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Purchases of goods/services Years ended December 31
	2020	2019
2227929 Ontario Inc.	$250,295	$120,000
Forbes & Manhattan Inc.	120,000	120,071
	$370,295	$240,071

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at December 31, 2020, the Company had a payable balance of $80,183 (December 31, 2019 - $439,007) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. 2227929 Ontario Inc. participated in the Company’s June and November 2020 private placement financing and subscribed a total of 4,822,617 units for gross proceeds of $424,679. Fred Leigh, a former director and officer of the Company, is also a director of 2227929 Ontario Inc.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

14.	Related party disclosures (continued)

In August 2017, Forbes became an insider of the Company owning approximately 34.9% (approximately 27.9% at December 31, 2019) outstanding shares of the Company through acquisition of the Royalties. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. As at December 31, 2020 the Company had a payable balance of $22,600 (December 31, 2019 - $135,680). Such amounts are unsecured, with no fixed terms of repayment. Forbes participated in the Company’s June 2020 private placement financing and subscribed an aggregate 5,275,989 units for gross proceeds of $158,280. Forbes owns approximately 16.3% of the Company as at December 31, 2020.

Included in accounts payable and accrued liabilities were expenses of GBP44,228 ($76,872) (December 31, 2019 - $75,957) expenses owed to Vik Pathak, a former director and officer of the Company.

c)	Compensation of key management personnel of the Company:

The remuneration of directors and other members of key management personnel during the year ended December 31, 2020 and 2019 were as follows:

	2020	2019
Short-term benefits	$70,750	$190,248
Shared-based payments	6,094	-
	$76,844	$190,248

At December 31, 2020, the Company had $2,543 (December 31, 2019 - $96,239) owing to its current key management, and $655,296 (December 31, 2019 - $655,296) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

In connection with the June 2020 private placement financing, a former director and officer subscribed 1,506,667 units through a Company under his control for gross proceeds of $45,200. In addition, an officer subscribed 166,667 units for gross proceeds of $5,000. See also Note 10.

In connection with the November 2020 private placement, 4,000,000 units were acquired by 2227929 Ontario Inc.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

See Notes 8, 15, 17 and 18.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

15.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $1,040,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements. Minimum commitments remaining under these contracts were approximately $408,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company intends to defend the matter and is currently reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position.

16.	Income taxes

a)	Provision for Income Taxes

Major items causing the Company’s income tax rate to differ from the Canadian federal and provincial statutory rate of 26.5% (2019 – 26.5%) were as follows:

	2020 $	2019 $
Income (loss) before income taxes	2,073,533	(1,507,338)

Expected income tax recovery based on statutory rate	549,000	(399,000)
Adjustment to expected income tax benefit:
Change in foreign exchange rates	(5,000)	(1,000)
Provision to return adjustment	247,000	7,000
Share based compensation	31,000	-
Other	(1,000)	(580,000)
Change in unrecorded tax benefits	(821,000)	973,000
Deferred income tax provision (recovery)	-	-

b)	Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences in Canada:

	2020 $	2019 $

Non-capital loss carry-forwards	17,312,000	19,461,000
Share issue costs	35,000	28,000
Exploration and evaluation assets	7,002,000	5,957,000
Investments	5,742,000	2,307,000
Capital losses carried forward	23,073,000	23,073,000
Total	53,164,000	50,826,000

The Company has approximately $17,312,000 of non-capital loss carry-forwards in Canada which may be used to reduce the taxable income of future years. These losses expire from 2026 to 2039.

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

17.	Acquisition of Electrum Streaming Inc.

On December 16, 2020, the Company acquired all the outstanding shares of Electrum Streaming Inc. (“ESI”), a private company incorporated in Ontario. As a result of the control obtained through the acquisition of 100% of the outstanding shares of ESI, the assets and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of cash. As consideration of the acquisition, the Company paid cash of $208,912.

The acquisition of Electrum is being treated as an asset acquisition for accounting purposes as ESI does not meet the definition of a business, as defined in IFRS 3, Business Combinations. The assets acquired and liabilities assumed were recorded at their estimated fair market values, which are based on management estimates.

Purchase price consideration

Purchase price consideration paid:
Cash	$208,912

Fair value of assets and liabilities assumed:
Cash	$66,837
Excess purchase price over fair value of assets assumed (expensed)	142,075
Total net assets acquired	$208,912

Stan Bharti, a shareholder of ESI, is also a major shareholder of the Company.

18.	Subsequent events

Subsequent to December 31, 2020, 741,100 stock options were exercised for gross proceeds of $105,790 and 3,732,975 warrants were exercised for gross proceeds of $436,649.

On January 28, 2021, the Company acquired the remaining 51% of DeFi Holdings Inc. through the issuance of 20,000,000 common shares of the Company.

On February 12, 2021, the Company acquired 20% of Valour Structured Products, Inc. through the issuance of 21,000,000 common shares of the Company.

On March 9, 2021 closed a non-brokered financing of 5,000,000 common shares of the company at a price of $2 per common share for gross proceeds of up to $10,000,000.